UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                              V Campus Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    92240C100
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                                 (CUSIP Number)

                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158

                                 (212) 476-5654
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1,2005
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No. 92240C100                                                 Schedule 13D

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1)    SEP IRA FBO Norman H. Pessin ###-##-####
      2)    Sandra F. Pessin
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [X]
      (b)   [X]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS
             PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        7  SOLE VOTING POWER
                           1) 253,300
                           2) 230,000
                       ---------------------------------------------------------
                        8  SHARED VOTING POWER

NUMBER OF SHARES           - - - - - - - - - -
BENEFICIALLY           ---------------------------------------------------------
OWNED BY EACH           9  SOLE DISPOSITIVE POWER
REPORTING                  1) 253,300
PERSON WITH                2) 480,000
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           - - - - - - - - - - -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1)    253,300
      2)    480,000

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1)    2.68%
      2)    4.96%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3
CUSIP No.  92240C100                                               Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of V Campus Corporation, (the "Issuer"), whose principal executive offices are located at 1850 Centenniel Park Drive, Suite 200, Reston, VA 20191.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

   Name and Address:                1) Norman H. Pessin
                                       605 Third Avenue-19th Floor
                                       New York, New York 10158

                                    2) Sandra F. Pessin 605
                                       Third Avenue-19th Floor New
                                       York, New York 10158

   Principal Occupation:            1) Retired

                                    2) Housewife

   Criminal convictions:            1) None

                                    2) None

   Civil proceedings:               1) None

                                    2) None

   Citizenship:                     1) United States

                                    2) United States

Item 3. Source and Amount of Funds or Other Consideration SEP IRA F/B/O Norman
H. Pessin purchased 253,300 Shares of Common Stock as follows:

PAGE 4
CUSIP No.  92240C100

              Date           Number of Shares   Price per Share
              ----           ----------------   ---------------
            04/01/05              43,700            $1.296
            04/04/05              25,000             1.348
            04/06/05               3,700             1.294
            04/08/05               5,900             1.295
            04/14/05              21,600             1.197
            04/15/05               4,500             1.199
            04/25/05              31,600             1.072
            04/26/05               2,000             1.060
            04/27/05              17,300             1.073
            05/10/05              21,300             1.071
            05/16/05               6,700             0.872
            05/17/05              10,000             0.930
            05/18/05              11,000             1.098
            05/19/05               9,000             1.131
            05/25/05              10,000             1.099
            06/15/05               7,500             1.027
            06/16/05               6,500             1.041
            06/17/05               5,000             1.018
            06/20/05               2,000             1.030
            06/21/05               4,000             1.040
            06/27/05               3,000             1.000
            06/28/05               2,000             1.000

This was a total of 253,300 shares for $297,438. Sandra F. Pessin purchased 200,000 shares on 3/23/05 for a purchase price of $326,000 and acquired a warrant to purchase 250,000 shares at a price of $1.63 per share. On 6/30/05 she acquired an additional 30,000 shares for a price of $31,800.

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 253,300 shares of common stock of the issuer, constituting 2.68% of the outstanding shares thereof. Sandra F. Pessin owns 230,000 shares and a warrant to acquire 250,000 shares which aggregate 4.96% of the shares thereof.

PAGE 5
CUSIP No.  92240C100

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SEP IRA F/B/O Norman H. Pessin

                                    By: /s/ Norman H. Pessin
                                        ----------------------------------------
                                          Norman H. Pessin


                                        /s/ Sandra F. Pessin
                                        ----------------------------------------
                                          Sandra F. Pessin

August 9, 2005